UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

            This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B., as amended (File No. 333-144460) filed on July 10, 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 3	YEAR: 2007
GRUPO TELEVISA, S.A.B.

CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2007 AND 2006
(Thousands of Mexican Pesos)
Final Printing

REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	77,562,716	100	75,212,118	100

s02	CURRENT ASSETS	37,716,048	49	41,462,523	55
s03	CASH AND SHORT-TERM INVESTMENTS	24,334,135	31	16,969,091	23
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	6,459,607	8	6,092,309	8
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,169,171	3	1,193,554	2
s06	INVENTORIES	3,846,029	5	3,850,954	5
s07	OTHER CURRENT ASSETS	907,106	1	13,356,615	18
s08	LONG-TERM ASSETS	8,061,349	10	2,739,523	4
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	-	0	-	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,109,355	3	1,267,594	2
s11	OTHER INVESTMENTS	5,951,994	8	1,471,929	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	21,533,090	28	21,204,079	28
s13	LAND AND BUILDINGS	14,441,815	19	14,238,690	19
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	23,674,429	31	22,285,674	30
s15	OTHER EQUIPMENT	3,646,684	5	3,459,626	5
s16	ACCUMULATED DEPRECIATION	21,699,245	28	19,691,959	26
s17	CONSTRUCTION IN PROGRESS	1,469,407	2	912,048	1
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	6,567,027	8	5,545,697	7
s19	OTHER ASSETS	3,685,202	5	4,260,296	6

s20	TOTAL LIABILITIES	41,032,655	100	40,715,146	100

s21	CURRENT LIABILITIES	7,039,728	17	7,515,303	18
s22	SUPPLIERS	3,570,950	9	3,566,385	9
s23	BANK LOANS	487,184	1	129,898	0
s24	STOCK MARKET LOANS	0	0	998,739	2
s103	OTHER LOANS WITH COST	94,988	0	88,317	0
s25	TAXES PAYABLE	567,953	1	389,978	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,318,653	6	2,341,986	6
s27	LONG-TERM LIABILITIES	23,005,209	56	19,854,271	49
s28	BANK LOANS	6,699,923	16	7,448,145	18
s29	STOCK MARKET LOANS	15,244,136	37	11,200,843	28
s30	OTHER LOANS WITH COST	1,061,150	3	1,205,283	3
s31	DEFERRED LIABILITIES	8,989,204	22	10,597,984	26
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	1,998,514	5	2,747,588	7

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	36,530,061	100	34,496,972	100

s34	MINORITY INTEREST	2,294,644	6	1,510,443	4
s35	MAJORITY INTEREST	34,235,417	94	32,986,529	96
s36	CONTRIBUTED CAPITAL	14,594,279	40	14,829,992	43
s79	CAPITAL STOCK	10,114,248	28	10,349,961	30
s39	PREMIUM ON ISSUANCE OF SHARES	4,480,031	12	4,480,031	13
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	0	-	0
s41	EARNED CAPITAL	19,641,138	54	18,156,537	53
s42	RETAINED EARNINGS AND CAPITAL RESERVES	32,346,723	89	32,558,635	94
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,558,593)	(15)	(6,922,637)	(20)
s80	SHARES REPURCHASED	(7,146,992)	(20)	(7,479,461)	(22)

CONSOLIDATED BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing

REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	24,334,135	100	16,969,091	100
s46	CASH	640,069	3	1,071,119	6
s47	SHORT-TERM INVESTMENTS	23,694,066	97	15,897,972	94

s07	OTHER CURRENT ASSETS	907,106	100	13,356,615	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s82	DISCONTINUED OPERATIONS	-	0	-	0
s83	OTHER	907,106	100	13,356,615	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	6,567,027	100	5,545,697	100
s48	DEFERRED EXPENSES (NET)	3,534,221	54	2,986,463	54
s49	GOODWILL	3,032,806	46	2,559,234	46
s51	OTHER	-	0	-	0

s19	OTHER ASSETS	3,685,202	100	4,260,296	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	-	0	-	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s50	DEFERRED TAXES	-	0	-	0
s86	DISCONTINUED OPERATIONS	-	0	-	0
s87	OTHER	3,685,202	100	4,260,296	100

s21	CURRENT LIABILITIES	7,039,728	100	7,515,303	100
s52	FOREIGN CURRENCY LIABILITIES	2,462,570	35	2,419,352	32
s53	MEXICAN PESOS LIABILITIES	4,577,158	65	5,095,951	68

s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,318,653	100	2,341,986	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	198,034	9	250,698	11
s89	ACCRUED INTEREST	212,977	9	91,774	4
s68	PROVISIONS	-	0	-	0
s90	DISCONTINUED OPERATIONS	-	0	-	0
s58	OTHER CURRENT LIABILITIES	1,907,642	82	1,999,514	85

s27	LONG-TERM LIABILITIES	23,005,209	100	19,854,271	100
s59	FOREIGN CURRENCY LIABILITIES	11,842,749	51	12,440,969	63
s60	MEXICAN PESOS LIABILITIES	11,162,460	49	7,413,302	37

s31	DEFERRED LIABILITIES	8,989,204	100	10,597,984	100
s65	NEGATIVE GOODWILL	-	0	-	0
s67	OTHER	8,989,204	100	10,597,984	100

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	1,998,514	100	2,747,588	100
s66	DEFERRED TAXES	1,225,021	61	1,950,956	71
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	311,669	16	241,283	9
s92	DISCONTINUED OPERATIONS	-	0	-	0
s69	OTHER LIABILITIES	461,824	23	555,349	20

s79	CAPITAL STOCK	10,114,248	100	10,349,961	100
s37	CAPITAL STOCK (NOMINAL)	2,427,353	24	2,483,923	24
s38	RESTATEMENT OF CAPITAL STOCK	7,686,895	76	7,866,038	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	32,346,723	100	32,558,635	100
s93	LEGAL RESERVE	2,103,535	7	2,103,535	6
s43	RESERVE FOR REPURCHASE OF SHARES	1,222,340	4	4,557,790	14
s94	OTHER RESERVES	-	0	-	0
s95	RETAINED EARNINGS	23,851,297	74	19,514,588	60
s45	NET INCOME FOR THE YEAR	5,169,551	16	6,382,722	20

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,558,593)	100	(6,922,637)	100
s70	ACCUMULATED MONETARY RESULT	(34,661)	1	(34,661)	1
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,490,121)	45	(2,112,476)	31
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(1,387,590)	25	(1,464,856)	21
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(3,176,287)	57	(3,176,287)	46
s99	LABOR OBLIGATION ADJUSTMENT	-	0	-	0
s100	OTHER	1,530,066	(28)	(134,357)	2

CONSOLIDATED BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)
Final Printing

REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	30,676,320	33,947,220
s73	PENSIONS AND SENIORITY PREMIUMS	1,635,040	1,576,649
s74	EXECUTIVES (*)	33	35
s75	EMPLOYEES (*)	17,266	15,968
s76	WORKERS (*)	-	-
s77	OUTSTANDING SHARES (*)	331,525,116,741	337,420,219,071
s78	REPURCHASED SHARES (*)	23,583,963,390	21,790,830,984
s101	RESTRICTED CASH	-	130,167
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	370,088	16,333,087

(*) THESE CONCEPTS ARE STATED IN UNITS

CONSOLIDATED STATEMENTS OF INCOME
FROM JANUARY 1st TO SEPTEMBER 30, 2007 AND 2006
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	28,718,784	100	27,791,875	100
r02	COST OF SALES	14,584,907	51	13,631,343	49
r03	GROSS PROFIT	14,133,877	49	14,160,532	51
r04	GENERAL EXPENSES	4,403,903	15	4,208,303	15
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	9,729,974	34	9,952,229	36
r08	OTHER INCOME AND (EXPENSE), NET	(817,219)	(3)	(722,978)	(3)
r06	INTEGRAL RESULT OF FINANCING	(97,602)	(0)	(713,366)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(515,297)	(2)	(338,814)	(1)
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	8,299,856	29	8,177,071	29
r10	INCOME TAXES	2,409,734	8	1,455,730	5
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	5,890,122	21	6,721,341	24
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	5,890,122	21	6,721,341	24
r19	NET INCOME OF MINORITY INTEREST	720,571	3	338,619	1
r20	NET INCOME OF MAJORITY INTEREST	5,169,551	18	6,382,722	23

CONSOLIDATED STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	28,718,784	100	27,791,875	100
r21	DOMESTIC	25,155,160	88	24,494,876	88
r22	FOREIGN	3,563,624	12	3,296,999	12
r23	TRANSLATED INTO DOLLARS (***)	326,109	1	289,408	1

r08	OTHER INCOME AND (EXPENSE), NET	(817,219)	100	(722,978)	100
r49	OTHER INCOME AND (EXPENSE), NET	(815,177)	100	(713,423)	99
r34	EMPLOYEES' PROFIT SHARING, CURRENT	2,042	(0)	9,555	(1)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

r06	INTEGRAL RESULT OF FINANCING	(97,602)	100	(713,366)	100
r24	INTEREST EXPENSE	1,440,948	(1,476)	1,487,870	(209)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	(12,839)	13	(22,180)	3
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,294,914	(1,327)	887,146	(124)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	227,739	(233)	15,362	(2)
r28	RESULT FROM MONETARY POSITION	(166,468)	171	(105,824)	15

r10	INCOME TAXES	2,409,734	100	1,455,730	100
r32	INCOME TAX, CURRENT	2,753,167	114	1,314,107	90
r33	INCOME TAX, DEFERRED	(343,433)	(14)	141,623	10

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

CONSOLIDATED STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	30,859,592	29,715,062
r37	TAX RESULT FOR THE YEAR	5,842,195	6,333,977
r38	NET SALES (**)	39,696,892	38,056,881
r39	OPERATING INCOME (**)	13,830,435	13,670,950
r40	NET INCOME OF MAJORITY INTEREST (**)	7,562,737	9,059,638
r41	NET CONSOLIDATED INCOME (**)	8,545,928	10,086,561
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	2,293,492	2,024,172

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
FROM JULY 1st TO SEPTEMBER 30, 2007 AND 2006
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	10,422,355	100	9,569,665	100
rt02	COST OF SALES	5,088,727	49	4,549,008	48
rt03	GROSS PROFIT	5,333,628	51	5,020,657	52
rt04	GENERAL EXPENSES	1,532,197	15	1,370,829	14
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	3,801,431	36	3,649,828	38
rt08	OTHER INCOME AND (EXPENSE), NET	(32,901)	(0)	(59,397)	(1)
rt06	INTEGRAL RESULT OF FINANCING	(26,368)	(0)	(695,305)	(7)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(149,012)	(1)	(142,445)	(1)
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,593,150	34	2,752,681	29
rt10	INCOME TAXES	973,245	9	(66,851)	(1)
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,619,905	25	2,819,532	29
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,619,905	25	2,819,532	29
rt19	NET INCOME OF MINORITY INTEREST	255,965	2	238,890	2
rt20	NET INCOME OF MAJORITY INTEREST	2,363,940	23	2,580,642	27

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

r01	NET SALES	10,422,355	100	9,569,665	100
r21	DOMESTIC	9,153,668	88	8,408,081	88
r22	FOREIGN	1,268,687	12	1,161,584	12
r23	TRANSLATED INTO DOLLARS (***)	117,054	1	111,288	1

r08	OTHER INCOME AND (EXPENSE), NET	(32,901)	100	(59,397)	100
r49	OTHER INCOME AND (EXPENSE), NET	(31,830)	97	(55,299)	93
r34	EMPLOYEES' PROFIT SHARING, CURRENT	1,071	(3)	4,098	(7)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

r06	INTEGRAL RESULT OF FINANCING	(26,368)	100	(695,305)	100
r24	INTEREST EXPENSE	523,798	(1,986)	486,249	(70)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	(11,798)	2
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	456,386	(1,731)	285,225	(41)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	198,875	(754)	(442,071)	64
r28	RESULT FROM MONETARY POSITION	(157,831)	599	(40,412)	6

r10	INCOME TAXES	973,245	100	(66,851)	100
r32	INCOME TAX, CURRENT	934,429	96	(288,031)	431
r33	INCOME TAX, DEFERRED	38,816	4	221,180	(331)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	832,319	667,065

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st THROUGH SEPTEMBER 30, 2007 AND 2006
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c01	CONSOLIDATED NET INCOME	5,890,122	6,721,341
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	3,059,279	2,555,775
c03	RESOURCES FROM NET INCOME FOR THE YEAR	8,949,401	9,277,116
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,431,899)	(183,225)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING
	ACTIVITIES	6,517,502	9,093,891
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	3,141,183	533,863
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(7,607,308)	(3,823,278)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING
	ACTIVITIES	(4,466,125)	(3,289,415)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	6,122,656	(4,552,085)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
	INVESTMENTS	8,174,033	1,252,391
c11	CASH AND SHORT-TERM INVESTMENTS AT THE
	BEGINNING OF PERIOD	16,160,102	15,716,700
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END
	OF PERIOD	24,334,135	16,969,091

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	3,059,279	2,555,775
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,293,492	2,024,172
c41	+ (-) OTHER ITEMS	765,787	531,603

c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,431,899)	(183,225)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	7,438,414	8,686,731
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(72,678)	279,515
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
	RECEIVABLE AND OTHER ASSETS	(512,955)	(672,852)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	43,949	423,968
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(9,328,629)	(8,900,587)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	3,141,183	533,863
c23	+ BANK FINANCING	11,179	3,632,720
c24	+ STOCK MARKET FINANCING	4,500,000	-
c25	+ DIVIDEND RECEIVED	-	-
c26	+ OTHER FINANCING	-	-
c27	(-) BANK FINANCING AMORTIZATION	(4,484)	(129,466)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(980,246)	(3,278,561)
c29	(-) OTHER FINANCING AMORTIZATION	(50,453)	(16,813)
c42	+ (-) OTHER ITEMS	(334,813)	325,983

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(7,607,308)	(3,823,278)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
c31	(-) DIVIDENDS PAID	(4,439,199)	(1,144,490)
c32	+ PREMIUM ON SALE OF SHARES	-	-
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-	-
c43	+ (-) OTHER ITEMS	(3,168,109)	(2,678,788)

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	6,122,656	(4,552,085)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(2,574,635)	(1,189,305)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,392,327)	(2,113,880)
c36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	-	-
c37	+ (-) SALE OF OTHER PERMANENT INVESTMENTS	-	-
c38	+ SALE OF TANGIBLE FIXED ASSETS	396,460	364,179
c39	+ (-) OTHER ITEMS	10,693,158	(1,613,079)

RATIOS
CONSOLIDATED
Final Printing

REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P		Amount	%	Amount	%

	YIELD
p01	NET INCOME TO NET SALES	20.50%		24.18%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	22.09%		27.46%
p03	NET INCOME TO TOTAL ASSETS (**)	11.01%		13.41%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	50.58%		17.57%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(2.82)%		(1.57)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.51	times	0.50	times
p07	NET SALES TO FIXED ASSETS (**)	1.84	times	1.79	times
p08	INVENTORIES TURNOVER (**)	5.15	times	4.85	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	52.80	days	51.46	days
910	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.02%		9.69%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	52.90%		54.13%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.12	times	1.18	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	34.86%		36.49%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	106.83%		93.63%
p15	OPERATING INCOME TO INTEREST PAID	6.75	times	6.68	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.96	times	0.93	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.35	times	5.51	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	4.81	times	5.00	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.91	times	1.01	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	345.66%		225.79%

	STATEMENTS OF CHANGES
p21	RESOURCES FROM NET INCOME TO NET SALES	31.16%		33.38%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO
	NET SALES	(8.46)%		(0.65)%
p23	RESOURCES GENERATED (USED) IN OPERATING TO
	INTEREST PAID	4.52	times	6.11	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY
	(USED FOR) FINANCING	(70.33)%		(16.22)%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY
	(USED FOR) FINANCING	170.33%		116.22%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO
	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	(39.07)%		46.43%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED INFORMATION
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$.02		$.03

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$.00		$.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$.00		$.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$.03		$.03

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$.00		$.00

d08	CARRYING VALUE PER SHARE	$.10		$.10

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$.01		$.00

d10	DIVIDEND IN SHARES PER SHARE	.00	shares	.00	shares

d11	MARKET PRICE TO CARRYING VALUE	4.36	times	4.10	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	19.93	times	15.08	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	.00	times	.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)
CONSOLIDATED
Final Printing
STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

LINE C43: "OTHER ITEMS" INCLUDES PS.159,151 OF RESALE OF SHARES, PS.(3,214,750) OF REPURCHASE OF SHARES, AND PS.(112,510) RELATED TO THE RECONIGTION OF SHARES AS AN AVAILABLE-FOR-SALE INVESTMENT.

THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.

S53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE THIRD QUARTER OF 2007, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.93,900, WHICH CANNOT BE PRESENTED IN S52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

(1)	THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THE BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
Final Printing

							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			112,447,601,990		112,447,601,990		831,948
B			52,388,129,199		52,388,129,199		393,769
D			83,344,692,776		83,344,692,776		600,818
L			83,344,692,776			83,344,692,776	600,818
TOTAL			331,525,116,741	0	248,180,423,965	83,344,692,776	2,427,353	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							331,525,116,741

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:	TLEVISA	DATE:	10/24/2007

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	GILBERTO PEREZALONSO CIFUENTES

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	MARÍA ASUNCIÓN ARAMBURUZABALA LARREGUI

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	LORENZO H. ZAMBRANO TREVIÑO

POSITION:	DIRECTOR
NAME:	PEDRO ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FRANCISCO JOSÉ CHEVEZ ROBELO

POSITION:	ALTERNATE DIRECTOR
NAME:	JUAN PABLO ANDRADE FRICH

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	LUCRECIA ARAMBURUZABALA LARREGUI

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES
CONSOLIDATED
Final Printing

			NUMBER	%
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CORPORATIVO VASCO DE QUIROGA,	PROMOTION AND DEVELOPMENT OF
	S.A. DE C.V.	COMPANIES	72,241,456	100.00
2	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	17,816,698	100.00
3	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,080,182	90.25
4	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	836,701,334	100.00
5	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,530,260	100.00
6	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,162,811,261	91.16
7	GRUPO DISTRIBUIDORAS INTERMEX,	DISTRIBUTION OF BOOKS
	S.A. DE C.V.	AND MAGAZINES	272,600,905	100.00
8	PROMO-INDUSTRIAS	PROMOTION AND DEVELOPMENT OF
	METROPOLITANAS, S.A. DE C.V.	COMPANIES	5,202,931	100.00
9	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF
		RADIO PROGRAMMING	76,070,313	50.00
10	TELEPARABOLAS, S.L.	MAINTENANCE OF PARABOLIC DISHES	1,500	100.00
11	TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	154,322,879	100.00
12	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	2,241,972	96.76
13	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,895,235	100.00
14	TELEVISION INDEPENDIENTE DE	PROMOTION AND DEVELOPMENT OF
	MEXICO, S.A. DE C.V.	COMPANIES	35,272,217	100.00
15	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	49	98.00
16	TELEVISA PAY-TV VENTURE, INC.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,000	100.00
17	CAPITALIZED INTEGRAL COST OF	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-
	FINANCING

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES
CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	33,000,000	30.00	137,000	49,500
2	DIBUJOS ANIMADOS MEXICANOS	PRODUCTION OF
	DIAMEX, S.A. DE C.V.	ANIMATED CARTOONS	1,735,560	49.00	4,384	786
3	EDITORIAL CLIO, LIBROS Y VIDEOS,	PUBLISHING AND PRINTING
	S.A. DE C.V.	OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	13,729
4	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	25,000	50.00	25	14,336
5	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION
		COMPANY	99,758	40.84	99,758	4,730
6	OCESA ENTRETENIMIENTO, S.A. DE	LIVE ENTERTAINMENT IN
	C.V.	MEXICO	14,100,000	40.00	1,062,811	437,439
8	CONTROLADORA VUELA
	COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	15	25.00	325,270	223,604
9	GESTORA DE INVERSIONES	COMMERCIALIZATION OF
	AUDIOVISUALES, S.A.	TELEVISION PROGRAMMING	9,286,405	40.00	2,167,334	1,068,818
10	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	4,124,986	15.00	412	6,274
11	TELEVISA EMI MUSIC, S.A DE C.V.	MUSIC RECORDING	25	50.00	25	(14,713)
12	TELEVISION INTERNACIONAL, S.A. DE C.V.	TV CABLE TRANSMISSION	4,343,399	50.00	1,028,822	304,852
	TOTAL INVESTMENT IN ASSOCIATES				4,858,111	2,109,355

	OTHER PERMANENT INVESTMENTS					5,951,994

	TOTAL				4,858,111	8,061,349

CREDITS BREAK DOWN
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
BANAMEX, S.A.	NA	10/22/2004	4/23/2012	10.35				500,000	500,000	1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	8.98						1,400,000
BANAMEX, S.A.	NA	5/17/2004	5/21/2009	9.70			1,162,460
BANAMEX, S.A.	NA	5/6/2003	5/1/2008	8.93		480,000
BANK OF AMERICA	YES	3/31/2000	3/31/2010	6.38							137	410	547	27,719
LEASING BANCOLOMBIA, S.A.	YES	8/18/2007	12/10/2010	14.64							530	1,712	2,596	3,000	3,342
SUNTRUST BANK MIAMI, NATIONAL	YES	5/1/1999	4/1/2008	4.50								4,371
LEASING DE COLOMBIA	YES	6/28/2004	6/28/2009	13.79							6	18	259

OTHER
TOTAL BANKS					-	480,000	1,162,460	500,000	500,000	4,500,000	673	6,511	3,402	30,719	3,342	-
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41											786,259
HOLDERS	YES	3/11/2002	3/11/2032	8.94												3,278,310
HOLDERS	YES	3/18/2005	3/18/2025	6.97												6,556,620
HOLDERS	YES	9/19/2003	9/19/2013	9.86												122,947
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	0	0	0	786,259	9,957,877
SUPPLIERS
VARIOUS	NA	9/30/2007	9/30/2008			1,736,823
VARIOUS	YES	9/30/2007	9/30/2008									1,834,127
TOTAL SUPPLIERS					-	1,736,823	-	-	-	-	-	1,834,127	-	-	-	-

OTHER LOANS WITH COST
(S103 AND S30)
VARIOUS
VARIOUS	YES	9/8/2000	9/8/2015								22,738	72,250	106,506	119,421	133,902	701,321
TOTAL OTHER LOANS WITH COST					-	-	-	-	-	-	22,738	72,250	106,506	119,421	133,902	701,321

OTHER CURRENT LIABILITIES
WHITHOUT COST (S26)
VARIOUS	NA					1,792,382
VARIOUS	YES											526,271
TOTAL CURRENT LIABILITIES WITHOUT COST					-	1,792,382	-	-	-	-	-	526,271	-	-	-	-

TOTAL					-	4,009,205	1,162,460	500,000	500,000	9,000,000	23,411	2,439,159	109,908	150,140	923,503	10,659,198

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:

$ 10.9277 PESOS PER U.S. DOLLAR
0.0053 PESOS PER COLOMBIAN PESO

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)
CONSOLIDATED
					Final Printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,479,543	27,095,702	178,284	1,948,234	29,043,936

LIABILITIES POSITION	1,283,482	14,025,506	65,917	720,322	14,745,828

SHORT-TERM LIABILITIES POSITION	169,317	1,850,245	64,627	706,225	2,556,470

LONG-TERM LIABILITIES POSITION	1,114,165	12,175,261	1,290	14,097	12,189,358

NET BALANCE	1,196,061	13,070,196	112,367	1,227,912	14,298,108

NOTES
MONETARY ASSETS INCLUDE U.S.$271,614 THOUSAND DOLLARS RELATED TO LONG-TERM ACCOUNTS RECEIVABLE, AND U.S.$228,502 THOU -
SAND DOLLARS OF LONG-TERM TEMPORARY INVESTMENTS.

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS. 10.9277 PESOS PER U.S. DOLLAR
15.5948 PESOS PER EURO
3.4746 PESOS PER ARGENTINEAN PESO
0.0213 PESOS PER CHILEAN PESO
10.9277 PESOS PER PANAMANIAN BALBOA
0.0053 PESOS PER COLOMBIAN PESO
3.4957 PESOS PER PERUVIAN NUEVO SOL
10.9277 PESOS PER ECUADORIAN SUCRE
0.0050 PESOS PER VENEZUELAN BOLIVAR
8.8000 PESOS PER SWISS FRANC
0.4751 PESOS PER URUGUAYAN PESO

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.12,189,358 IS REPORTED
AS FOLLOWS:
REF S27 LONG-TERM LIABILITIES	PS. 11,842,749
REF S69 OTHER LONG-TERM LIABILITIES	PS. 346,609

RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

			(ASSET) LIABILITY		MONTHLY
MONTH	MONETARY	MONETARY	MONETARY	MONTHLY	PROFIT
	ASSETS	LIABILITIES	POSITION	INFLATION	AND (LOSS)

JANUARY	46,179,211	28,070,275	(18,108,936)	0.51	(93,515)

FEBRUARY	38,112,209	20,096,022	(18,016,187)	0.27	(50,355)

MARCH	44,383,732	30,401,078	(13,982,654)	0.21	(30,258)

APRIL	46,105,289	27,332,084	(18,773,205)	(0.05)	11,208

MAY	44,203,119	30,668,860	(13,534,259)	(0.48)	66,020

JUNE	46,171,660	35,131,805	(11,039,855)	0.12	(13,248)

JULY	41,886,706	30,702,183	(11,184,523)	0.42	(47,501)

AUGUST	41,219,676	31,122,017	(10,097,659)	0.40	(41,138)

SEPTEMBER	39,737,705	30,925,072	(8,812,633)	0.77	(68,712)

RESTATEMENT			-		(2,455)

CAPITALIZATION			-		-

FOREIGN CORP.			-		(7,122)

OTHER			-		110,608

TOTAL					(166,468)

OTHER CONCEPTS:
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

THE AMOUNT REFLECTED IN "OTHER" INCLUDES: (PS.79,677), FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES, WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY MEXICAN NFR NIF D-4 FOR DEFERRED TAXES, PS.64,293 OF A MONETARY EFFECT ACCOUNTED FOR AS ACCUMULATED OTHER COMPREHENSIVE RESULT AND PS. 126,678, REGISTERED IN OTHER EXPENSES NET.

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

THE AGREEMENTS OF THE  U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF SEPTEMBER 30, 2007), U.S.$600 MILLION, U.S.$300 MILLION  AND PS.4,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN  2011, 2025, 2032 AND 2037, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$11.3 MILLION ARE OUTSTANDING AS OF SEPTEMBER 30, 2007), ISSUED BY INNOVA, S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

ACTUAL SITUATION OF FINANCIAL RESTRICTIONS

AT SEPTEMBER 30, 2007, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS
OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED, BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATIONS FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCASTER STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCASTER STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing

PROGRAMS AND FILMS	ALAMEDA FILMS, S.A.				0.99
	CINEMATOGRAFICA
	RODRIGUEZ, S.A.				0.83
	DISTRIBUIDORA
	MUNDIAL DE
	VIDEOS, S.A.				0.23
	COMISION
	CENTRAL
	SINDICALIZADA				0.15
	DISTRIBUIDORA RO-
	MARI, S.A. DE C.V.				0.64
	F. MIER, S.A.				0.06
	GUSSI, S.A. DE C.V.				1.14
	GREGORIO
	WALERSTEIN
	WEINSTOCK				0.20
	NUVISION, S.A.				2.65
	PELICULAS
	Y VIDEOS
	INTERNA
	CIONALES				0.25
	PELICULAS RODRI-
	GUEZ, S.A.				0.64
	PRODUCCIONES
	GALUBI,
	S.A.				0.42
	SECINE, S.A. DE C.V.				0.50
	PRODUCCIONES
	MOTOUK,
	S.A.				0.27
	PRODUCCIONES
	AGUILA,
	S.A.				0.17
	PRODUC
	TORA
	FILMICA
	REAL,
	S.A.				0.19
	OTHER				1.52

		PROGRAMS AND FILMS	ALLIANCE ATLAN-
			TIS INTERNATIONAL
			DISTRIBUTION	NO	0.87
			BUENAVISTA
			INTERNATIONAL,
			INC.	NO	0.70
			CONSTELLATION
			PICTURES, INC.	NO	0.60
			CROMOSOMA,
			S.A.	NO	0.34
			DREAMWORKS
			LLC.	NO	1.95
			G. TEN
			CORPORATION,
			INC.	NO	0.22
			HALLMARK ENTER
			TAINMENT	NO	0.64
			INDEPENDENT
			INTERNATIONAL
			T.V. INC.	NO	1.59
			MARATHON
			INTERNATIONAL	NO	0.21
			METRO GOLDWYN
			MAYER INTERNATI
			ONAL	NO	5.76
			MORGAN CREEK
			INTERNATIONAL,
			INC.	NO	0.13
			MOVIEMEX
			INTERNATIONAL,
			INC.	NO	1.52
			MTV NETWORKS
			A DIVISION OF
			VIACON, INT.	NO	2.70
			MULTIFILMS
			BV	NO	0.61
			NELVANA
			INTERNATIONAL
			LIMITED	NO	1.22
			PARAMOUNT
			PICTURES ,
			CORP.	NO	2.73
			POKEMON
			USA, INC.	NO	0.25
			SONORAFORD,
			LLC.	NO	0.32
			SONY PICTURES
			TELEVISION
			INTERNATIONAL	NO	13.00
			STUDIO CANAL
			IMAGE	NO	0.23
			TELEMUNDO
			INTERNATIO
			NAL, LLC.	NO	1.13
			TOEI
			ANIMATION
			CO., LTD	NO	0.51
			TOP
			ENTERTAINMENT
			PRODUCTS	NO	1.02
			TWENTIETH CEN-
			TURY FOX, INC.	NO	7.55
			UNIVERSAL
			STUDIOS INTER-
			NATIONAL, B.V.	NO	13.95
			WARNER BROS.
			INTERNATIONAL
			TELEVISION	NO	20.37
			VENTURA
			FILMS
			DISTRIBUTORS
			B.V.	NO	0.31
			TV ASAHI
			CORPORATION	NO	0.28
			CBS
			ESTUDIOS, INC.	NO	6.07
			CORPORACION
			FILMICA
			MEXICANA	NO	0.07
			HASBRO,
			S.A.	NO	0.07
			NEW MAGIC
			COMUNICATIONS,
			INC.	NO	0.08
			PORCHLIGHT
			ENTERTAINMENT,
			INC.	NO	0.22
			ZACH MOTION
			PICTURES, INC.	NO	0.19
			OTHER		1.74
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
	CONDUCTORES,
	S.A. DE C.V.				3.29
		HILTI BOLT	HILTI MEXICANA,
			S.A. DE C.V.	NO	0.01
		SWITCH	CABLENETWORK
			MEXICO	NO	0.01
		TWO OUTLET DEVICE AC 200	TVC CORPORATION	YES	0.02
		DECODER	MOTOROLA, INC.	NO	47.90
COUCHE PAPER	BULKLEY DUNTON				2.47
	MAG PAPER				0.42
	PAPELERA
	PROGRESO,
	S.A.				0.46
	SUMINISTROS
	BROM, S.A.				0.22
	TORRAS PAPEL,
	S.A.				0.14
	PAPELERA
	LOZANO				0.29
	PAPELES
	PLANOS				0.27
		COUCHE PAPER	STORAM ENSON	YES	5.10
			BULKLEY DUNTON	YES	25.44
			M REAL	YES	1.80
			MYLLIKOSKI
			PAPEL	YES	4.49
			BOWATER, INC.	YES	0.16
			UPM	YES	9.68
			INPACEL	YES	0.11
			BURGO	NO	0.23
PAPER AND IMPRESSION	PRODUCTORA CO-
	MERCIALIZADORA Y
	EDITORES DE LI-
	BROS , S.A. DE C.V.				6.66
	OFFSET
	MULTICOLOR
	S.A.				11.43
	IMPRESOS MOINO				1.64
	PROCESOS IND
	DE PAPEL, S.A.				1.38
	BARNICES PARA
	EDICIONES DE
	LIBROS, S.A.				1.11
	SERVICIOS PRO-
	FESIONALES
	DE IMPRESIÓN,
	S.A. DE C.V.				1.60
	METROCOLOR
	DE MEXICO				0.75
	REPRODU
	CCIONES
	FOTOME
	CANICAS				2.32
	GRAFICA LA
	PRENSA, S.A.				0.15
	QUEBECOR
	WORLD
	MEXICO				0.77
	REFORSA				2.88
	METROCOLOR				0.34
	FORMADORES
	Y EDITORES
	DE LIBROS				0.96
	LITOGRAFICA
	ROMA, S.A.				0.02
		PAPER AND IMPRESSION	PRO-OFFSET EDI-
			TORIAL, LTDA.	YES	0.52
			EDITORES, S.A.	YES	0.74
			EDITORIAL
			LA PATRIA,
			S.A.	YES	0.76
			PRINTER COLOM-
			BINA, S.A.	YES	0.77
			QUEBECOR	YES	4.17
			BULKLEY DUNTON	YES	8.24
			GRUPO
			OP
			GRAFICAS,
			S.A.	YES	1.94
			ZETTA
			COMUNICACIO
			NES, S.A	YES	0.04

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(830,261)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	4	13,775,189			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					BIMBO, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					S.C. JOHNSON AND SON, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					SABRITAS, S. DE R.L. DE C.V.
					PEPSI COLA MEXICANA, S. DE R.L. DE C.V.
					COMPAÑÍA CERVECERA DEL TROPICO, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		89,631			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		845,938			T.V. CABLE, S.A. DE C.V.
					OPERADORA CENTRAL DE CABLE, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					OPERADORA DEL PACIFICO DE CABLE, S.A. DE C.V.
					TELEVISION INTERNACIONAL, S.A. DE C.V.
					OPERADORA DE CABLE DE OCCIDENTE, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
					CABLE COMUNICACIÓN DE MERIDA, S.A. DE C.V.
					CABLE NET INTERNATIONAL, S.A. DE C.V.
					TELECABLE DE CHIHUAHUA, S.A. DE C.V.
ADVERTISED TIME SOLD		128,296			BECLE DE MEXICO, S.A. DE C.V.
					TOYOTA MOTORS SALE DE MEXICO,S. DE R.L. DE C.V.
					UNO Y MEDIO PUBLICIDAD MEXICO, S. DE R.L. DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMBE DE MEXICO, S. DE R.L. DE C.V.
					OLABUENAGA CHEMISTRI, S.A. DE C.V.
					DISTRIBUIDORES TOYOTA MEXICO, A.C.
					MARCAS NESTLE, S.A. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	43,065	654,086		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC
				MAGAZINE
				TU MAGAZINE
				REBELDE MAGAZINE
				SOY AGUILA MAGAZINE
				AUTOMOVIL
				PANAMERICANO MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				SOCCERMANIA MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		606,094			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					BAYER DE MEXICO, S.A. DE C.V.
					DISTRIBUIDORA LIVERPOOL, S.A. DE C.V.
					MEDIA PLANNING, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME		9,132			VARIOUS

PUBLISHING DISTRIBUTION:	8,754	152,582		MAGAZINE:	GENERAL PUBLIC (AUDIENCE)
				"MAESTRA DE PREESCOLAR"	DEALERS
				"EL SOLITARIO"	COMMERCIAL CENTERS (MALLS)
				"SUPER LIBRO DE COLOREAR"
				"REVISTA DEL CONSUMIDOR"
				"ENTREPRENEUR"
				"MEXICO DESCONOCIDO"
SKY MEXICO
DTH BROADCAST SATELLITE		5,857,465		SKY	SUBSCRIBERS
PAY PER VIEW		198,315
CHANNEL COMMERCIALIZATION		63,117			COMBE DE MEXICO, S. DE R.L. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
CABLE TELEVISION:
DIGITAL SERVICE		1,447,980		CABLEVISION	SUBSCRIBERS
INTERNET SERVICES		235,484
SERVICE INSTALLATION		18,514
PAY PER VIEW		15,115
CHANNEL COMMERCIALIZATION		30,998			L.G. ELECTRONICS MEXICO, S.A DE C.V.
OTHER		11,341			COMBE DE MEXICO, S. DE R.L. DE C.V.
					TOYOTA SALES DE MEXICO, S. DE R.L. DE C.V.
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		482,639			CINEPOLIS DEL PAÍS, S.A. DE C.V.
					CINEMAS DE LA REPUBLICA, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		424,227		AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		248,773		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					INTEL TECNOLOGIA DE MEXICO, S.A. DE C.V.
GAMING		402,741		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		287,764			PEGASO, PCS, S.A. DE C.V.
					DISTRIBUIDORA KROMA, S.A. DE C.V.
					PROPIMEX, S.A.DE C.V.
					BBVA BANCOMER, S.A.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					COOPERATIVA LA CRUZ AZUL, S.C.L.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
					AEROVIAS DE MEXICO, S.A. DE C.V.
					BANCO MERCANTIL DEL NORTE, S.A.
					OFFICE DEPOT DE MEXICO, S.A. DE C.V.
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(10,383)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		290,855			HORIZON MEDIA, INC.
					BBD&O
					MINDSHARE
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					TBWA CHIAT OMD
OTHER INCOME		85,127			VARIOUS

PAY TELEVISION NETWORKS:
SALES OF SIGNALS		292,584			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV.
					DIRECTV CHILE TELEVISION
					DIRECTV ARGENTINA
					ECHOSTAR SATELLITE CORPORATION

ADVERTISING TIME SOLD		50,254			LIZ ADVERTISING, INC.
					CAPITAL MEDIA GROUP, INC.
					LA KD ENTERTAINMENT
					NRD MEDIA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,706,322		TELEVISA	CORPORACION VENEZOLANA DE TELEVISION
				TELEVISA	ANTENA 3 DE TELEVISION, S.A.
				TELEVISA	CORPORACION TELEVEN, S.A.
				TELEVISA	PROCTER & GAMBLE HELLAS, LTD
				TELEVISA	TELEVISION ESPAÑOLA, S.A.
				TELEVISA	RED UNO BOLIVIA, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	33,343	480,632		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				NATIONAL GEOGRAPHIC MAGAZINE	DEALERS
				REBELDE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				CARAS MEGAZINE
				MAXIM MEGAZINE
				CONDORITO MEGAZINE
PUBLISHING		465,068			PROCTER & GAMBLE
					L´OREAL
					DR. PEPPER
					ESTEE LAUDER
					JOHNSON & JOHNSON
					P & G PRESTIGE
PUBLISHING DISTRIBUTION:	12,327	192,292		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				HOLA MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO
				MAGAZINE
				EL FEDERAL MAGAZINE
				COLECCIONES RPP MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
SKY MEXICO
DTH BROADCAST SATELLITE		10,873		SKY	SUBSCRIBERS
TOTAL		28,718,784

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

CONSOLIDATED
Final Printing

	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)

FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		51,100	UNITED STATES		HORIZON MEDIA, INC.
			OF AMERICA		BBD&O
					MINDSHARE
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					TBWA CHIAT OMD
OTHER INCOME		77,728	UNITED STATES		VARIOUS

PAY TELEVISION NETWORKS:			OF AMERICA
SALES OF SIGNALS		215,672	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV.
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES
PROGRAMMING EXPORT:			OF AMERICA
PROGRAMMING AND ROYALTIES		1,706,322	UNITED STATES OF AMERICA	TELEVISA	CORPORACION VENEZOLANA DE TELEVISION

			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	CORPORACION TELEVEN, S.A.
			EUROPE	TELEVISA	PROCTER & GAMBLE HELLAS, LTD
			SOUTH AMERICA	TELEVISA	TELEVISION ESPAÑOLA, S.A.
			AFRICA	TELEVISA	RED UNO BOLIVIA, S.A.
			ASIA	TELEVISA
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		239,755	UNITED STATES		HORIZON MEDIA, INC.
			OF AMERICA		BBD&O
					MINDSHARE
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					TBWA CHIAT OMD
OTHER INCOME		7,399	UNITED STATES		VARIOUS

PAY TELEVISION NETWORKS:			OF AMERICA
SALES OF SIGNALS		76,912	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		50,254			LIZ ADVERTISING, INC.
					CAPITAL MEDIA GROUP, INC.
					LA KD ENTERTAINMENT
					NRD MEDIA
PUBLISHING:
MAGAZINE CIRCULATION	33,343	480,632	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	NATIONAL GEOGRAPHIC MAGAZINE	DEALERS
			PANAMA	REBELDE MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				CARAS MAGAZINE
				CONDORITO MAGAZINE
				MAXIM MAGAZINE
PUBLISHING		465,068			PROCTER & GAMBLE
					L´OREAL
					DR. PEPPER
					ESTEE LAUDER
					JOHNSON & JOHNSON
					P & G PRESTIGE
PUBLISHING DISTRIBUTION:	12,327	192,292	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	HOLA MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO
				MAGAZINE
				EL FEDERAL MAGAZINE
				COLECCIONES RPP
				MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
SKY MEXICO
DTH BROADCAST SATELLITE		10,873	COSTA RICA	SKY	SUBSCRIBERS
			REPUBLICA
			DOMINICANAN
INTERSEGMENT ELIMINATIONS		(10,383)
TOTAL	45,670	3,563,624

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT SEPTEMBER 30,
2007, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR DENOMINATED PROJECTS:
DIGITALIZATION OF THE CABLE TELEVISION
NETWORK	U.S.$	219.2	U.S.$	208.4	95%

GAMING BUSINESS PROJECTS		39.9		35.6	89%

INFORMATION TECHNOLOGY PROJECTS OF
CABLE TELEVISION		22.7		21.7	96%

TECHNICAL EQUIPMENT FOR T.V. STATIONS		13.3		12.5	94%

MEXICAN PESOS DENOMINATED PROJECTS:

INFORMATION TECHNOLOGY PROJECTS	PS.	37.9	PS.	31.6	83%
GAMING BUSINESS PROJECTS		580.6		236.7	41%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN FRS, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN FRS AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

IN CONNECTION WITH ITS FORMER INVESTMENT IN SHARES OF UNIVISION, THE GROUP DESIGNATED AS AN EFFECTIVE HEDGE OF FOREIGN EXCHANGE EXPOSURE A PORTION OF THE U.S.-DOLLAR-PRINCIPAL AMOUNT WITH RESPECT TO ITS OUTSTANDING SENIOR NOTES DUE 2011, 2025 AND 2032, WHICH AMOUNTED TO U.S.$771.9 MILLION AND U.S.$971.9 MILLION AS OF SEPTEMBER 30 AND DECEMBER 31, 2006, RESPECTIVELY. AS LONG AS THE GROUP MAINTAINED ITS NET INVESTMENT IN SHARES OF UNIVISION, A HEDGE OF THE DESIGNATED PRINCIPAL AMOUNTS OF THE GROUP´S DEBT WAS EFFECTIVE, AND ANY FOREIGN EXCHANGE GAIN OR LOSS WAS CREDITED OR CHARGED DIRECTLY TO ACCUMULATED OTHER COMPREHENSIVE RESULT IN MAJORITY STOCKHOLDERS´ EQUITY. ON MARCH 29, 2007, THE GROUP CASHED OUT ITS INVESTMENT IN SHARES OF UNIVISION AND THE HEDGE OF THE DESIGNATED PRINCIPAL AMOUNT OF ITS SENIOR NOTES WAS DISCONTINUED ON THAT DATE. THEREFORE, FROM THAT DATE, THE GROUP IS EXPOSED TO FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THE AFOREMENTIONED U.S. DOLLAR DENOMINATED DEBT, WHICH IS RECORDED AS INTEGRAL RESULT OF FINANCING IN THE GROUP´S CONSOLIDATED STATEMENT OF INCOME.

THE GROUP'S FINANCIAL STATEMENTS FOR SEPTEMBER 30, 2006, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2007, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2006 WAS 1.03792. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN FRS BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR SEPTEMBER 30, 2006, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR SEPTEMBER 2006 WOULD HAVE BEEN 1.03912.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., OCTOBER 18, 2007—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”) TODAY ANNOUNCED RESULTS FOR THIRD QUARTER 2007. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2007.

NET SALES

CONSOLIDATED NET SALES INCREASED 8.9% TO PS.10,422.4 MILLION IN THIRD QUARTER 2007 COMPARED WITH PS.9,569.7 MILLION IN THIRD QUARTER 2006. THIS INCREASE REFLECTED HIGHER SALES IN OUR OTHER BUSINESSES, TELEVISION BROADCASTING, PAY TELEVISION NETWORKS, PUBLISHING, SKY MEXICO, CABLE TELEVISION, AND PUBLISHING DISTRIBUTION SEGMENTS THAT WERE PARTIALLY OFFSET BY LOWER SALES IN OUR PROGRAMMING EXPORTS SEGMENT.

OPERATING INCOME

CONSOLIDATED OPERATING INCOME INCREASED 4.2% TO PS.3,801.4 MILLION IN THIRD QUARTER 2007 COMPARED WITH PS.3,649.8 MILLION IN THIRD QUARTER 2006. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.832.3 MILLION AND PS.667.1 MILLION IN THIRD QUARTER OF 2007 AND 2006, RESPECTIVELY.

MAJORITY INTEREST NET INCOME

MAJORITY INTEREST NET INCOME DECREASED 8.4% TO PS.2,363.9 MILLION IN THIRD QUARTER 2007 COMPARED WITH PS.2,580.6 MILLION IN THIRD QUARTER 2006. THE NET DECREASE OF PS.216.7 MILLION REFLECTED I) A PS.6.6 MILLION INCREASE IN EQUITY IN LOSSES OF AFFILIATES, NET; II) A PS.1,040.1 MILLION INCREASE IN INCOME TAXES; AND III) A PS.17.1 MILLION INCREASE IN MINORITY INTEREST NET INCOME. THESE UNFAVORABLE CHANGES WERE PARTIALLY OFFSET BY I) A PS.151.6 MILLION INCREASE IN OPERATING INCOME; II) A PS.26.6 MILLION DECREASE IN OTHER EXPENSE, NET; AND III) A PS.668.9 MILLION DECREASE IN INTEGRAL COST OF FINANCING.

THIRD-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS THIRD-QUARTER RESULTS ENDED SEPTEMBER 30, 2007 AND 2006, FOR EACH OF OUR BUSINESS SEGMENTS. AMOUNTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2007.

TELEVISION BROADCASTING

THIRD-QUARTER SALES INCREASED 3.4% TO PS.5,357.2 MILLION COMPARED WITH PS.5,181.6 MILLION IN THIRD QUARTER 2006. THIS INCREASE WAS DRIVEN BY HIGHER ADVERTISING SALES, WHICH WAS PARTIALLY OFFSET BY AN UNFAVORABLE COMPARISON RESULTING FROM THE TRANSMISSION OF CERTAIN GAMES OF THE FIFA WORLD CUP IN THE THIRD QUARTER OF 2006.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 5.9% TO PS.2,782 MILLION COMPARED WITH PS.2,626.3 MILLION IN THIRD QUARTER 2006, AND THE MARGIN INCREASED TO 51.9% COMPARED WITH 50.7% IN THIRD QUARTER 2006. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PAY TELEVISION NETWORKS

THIRD-QUARTER SALES INCREASED 33.9% TO PS.470.4 MILLION COMPARED WITH PS.351.3 MILLION IN THIRD QUARTER 2006. THIS INCREASE REFLECTS I) HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND LATIN AMERICA; II) HIGHER ADVERTISING SALES; AND III) HIGHER SALES IN TUTV, OUR PAY-TELEVISION JOINT VENTURE WITH UNIVISION.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 61.8% TO PS.301.7 MILLION COMPARED WITH PS.186.5 MILLION IN THIRD QUARTER 2006, AND THE MARGIN INCREASED TO 64.1% COMPARED WITH 53.1% IN THIRD QUARTER 2006. THESE RESULTS WERE DRIVEN BY HIGHER SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES.

PROGRAMMING EXPORTS

THIRD-QUARTER SALES DECREASED 2% TO PS.585.5 MILLION COMPARED WITH PS.597.2 MILLION IN THIRD QUARTER 2006. THIS DECREASE REFLECTS A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.12.5 MILLION. THIS DECREASE WAS PARTIALLY OFFSET BY I) A 3.5% INCREASE IN ROYALTIES FROM UNIVISION; AND II) HIGHER PROGRAMMING SALES TO ASIA AND AFRICA.

THIRD-QUARTER OPERATING SEGMENT INCOME DECREASED 1.9% TO PS.283.4 MILLION COMPARED WITH PS.289 MILLION IN THIRD QUARTER 2006, AND THE MARGIN REMAINED AT 48.4%. THESE RESULTS WERE DRIVEN BY LOWER SALES THAT WERE PARTIALLY OFFSET BY LOWER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

THIRD-QUARTER SALES INCREASED 15.3% TO PS.811.8 MILLION COMPARED WITH PS.703.8 MILLION IN THIRD QUARTER 2006. THIS INCREASE REFLECTS A GREATER NUMBER OF ADVERTISING PAGES SOLD AS WELL AS HIGHER REVENUES FROM MAGAZINE CIRCULATION IN MEXICO AND ABROAD. ADDITIONALLY, AS OF SEPTEMBER 1, 2007, WE BEGAN CONSOLIDATING IN OUR FINANCIAL STATEMENTS THE OPERATIONS OF EDITORIAL ATLÁNTIDA, WHICH REPRESENTED INCREMENTAL SALES OF PS.43.3 MILLION.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 6.4% TO PS.155.5 MILLION, COMPARED WITH PS.146.2 MILLION IN THIRD QUARTER 2006; THE MARGIN WAS 19.2% COMPARED WITH 20.8% IN THIRD QUARTER 2006. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES, WHICH REFLECTED PRIMARILY THE CONSOLIDATION OF EDITORIAL ATLÁNTIDA.

PUBLISHING DISTRIBUTION

THIRD-QUARTER SALES INCREASED 7.7% TO PS.111.5 MILLION COMPARED WITH PS.103.5 MILLION IN THIRD QUARTER 2006. THIS INCREASE REFLECTS HIGHER CIRCULATION ABROAD OF MAGAZINES PUBLISHED BY THE COMPANY AND BY THIRD PARTIES.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 71.9% TO PS.5.5 MILLION COMPARED WITH PS.3.2 MILLION IN THIRD QUARTER 2006, AND THE MARGIN INCREASED TO 4.9% COMPARED WITH 3.1% IN THIRD QUARTER 2006. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES.

SKY MEXICO

THIRD-QUARTER SALES INCREASED 5.5% TO PS.2,059.7 MILLION COMPARED WITH PS.1,952.1 MILLION IN THIRD QUARTER 2006, REFLECTING AN INCREASE IN THE SUBSCRIBER BASE IN MEXICO AND THE LAUNCH OF SKY OPERATIONS IN CENTRAL AMERICA, WHICH WAS PARTIALLY OFFSET BY AN UNFAVORABLE COMPARISON RESULTING FROM ADVERTISING AND PAY-PER-VIEW REVENUES RELATED TO THE TRANSMISSION OF CERTAIN GAMES OF THE FIFA WORLD CUP IN THE THIRD QUARTER OF 2006. AS OF SEPTEMBER 30, 2007, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 1,542,466 (INCLUDING 107,386 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,411,618 (INCLUDING 86,155 COMMERCIAL SUBSCRIBERS) AS OF SEPTEMBER 30, 2006.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 1.3% TO PS.988.6 MILLION COMPARED WITH PS.975.5 MILLION IN THIRD QUARTER 2006, AND THE MARGIN REACHED 48% COMPARED WITH 50% IN THIRD QUARTER 2006. THESE RESULTS CAME FROM HIGHER SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES RELATED MAINLY TO AN INCREASE IN SUBSCRIBER ACQUISITION COST DUE TO THE HIGH NUMBER OF SUBSCRIBER ADDITIONS DURING THE QUARTER, HIGHER PROMOTION EXPENSES, AND THE START-UP COSTS OF THE OPERATIONS IN CENTRAL AMERICA.

DURING THIRD QUARTER 2007 SKY STARTED OPERATIONS IN COSTA RICA AND THE DOMINICAN REPUBLIC. SKY EXPECTS TO LAUNCH OPERATIONS IN NICARAGUA SHORTLY AND IN PANAMA AND GUATEMALA DURING FIRST QUARTER 2008.

CABLE TELEVISION

THIRD-QUARTER SALES INCREASED 17.2% TO PS.605.1 MILLION COMPARED WITH PS.516.3 MILLION IN THIRD QUARTER 2006. THIS INCREASE WAS ATTRIBUTABLE TO I) A 13.2% INCREASE IN THE NUMBER OF SUBSCRIBERS, WHICH, AS OF SEPTEMBER 30, 2007, REACHED 538,073, ALL OF WHICH ARE DIGITAL SUBSCRIBERS, COMPARED WITH 475,506 SUBSCRIBERS (INCLUDING 411,015 DIGITAL SUBSCRIBERS) REPORTED DURING THIRD QUARTER 2006; II) A 53.3% INCREASE IN BROADBAND SUBSCRIBERS TO 132,585 COMPARED WITH 86,470 REPORTED DURING THIRD QUARTER 2006; III) A 3% AVERAGE RATE INCREASE EFFECTIVE MARCH 1, 2007; AND IV) HIGHER ADVERTISING SALES.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 1.6% TO PS.219.9 MILLION COMPARED WITH PS.216.4 MILLION IN THIRD QUARTER 2006, AND THE MARGIN REACHED 36.3% COMPARED WITH 41.9% IN THIRD QUARTER 2006. THESE RESULTS REFLECTED HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN PROGRAMMING AND ADVERTISING EXPENSES AND THE START-UP COSTS ASSOCIATED WITH THE TELEPHONY SERVICE.

OTHER BUSINESSES

THIRD-QUARTER SALES INCREASED 53.5% TO PS.744.6 MILLION COMPARED WITH PS.485.2 MILLION IN THIRD QUARTER 2006. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES IN OUR GAMING, INTERNET PORTAL, FEATURE-FILM DISTRIBUTION, SOCCER, AND RADIO BUSINESSES.

THIRD-QUARTER OPERATING SEGMENT LOSS INCREASED TO PS.16.9 MILLION COMPARED WITH A LOSS OF PS.16 MILLION IN THIRD QUARTER 2006, REFLECTING HIGHER COST OF SALES AND OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE THIRD QUARTER 2007 AND 2006, AMOUNTED TO PS.323.4 MILLION AND PS.321.8 MILLION, RESPECTIVELY.

CORPORATE EXPENSE

WE RECOGNIZED A SHARE-BASED COMPENSATION EXPENSE FOR THE THIRD QUARTER 2007 AND 2006 OF APPROXIMATELY PS.37.3 MILLION AND PS.43.1 MILLION, RESPECTIVELY. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OUR OFFICERS AND EMPLOYEES AND IS RECOGNIZED AS A CORPORATE EXPENSE OVER THE RELATED VESTING PERIOD BY ACCRUING IN MAJORITY STOCKHOLDERS’ EQUITY.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.26.6 MILLION, OR 44.7%, TO PS.32.9 MILLION IN THIRD QUARTER 2007, COMPARED WITH PS.59.5 MILLION IN THIRD QUARTER 2006. THIS DECREASE REFLECTED PRIMARILY A GAIN ON DISPOSITION OF INVESTMENT AS WELL AS A REDUCTION IN DONATIONS IN THIRD QUARTER 2007. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY AN INCREASE IN ADVISORY AND PROFESSIONAL LEGAL SERVICES.

INTEGRAL COST OF FINANCING

THE INTEGRAL COST OF FINANCING, NET, DECREASED BY PS.668.9 MILLION, TO PS.26.4 MILLION IN THIRD QUARTER 2007 FROM PS.695.3 MILLION IN THIRD QUARTER 2006. THIS DECREASE REFLECTED PRIMARILY I) A PS.640.8 MILLION FOREIGN EXCHANGE FAVORABLE EFFECT RESULTING PRIMARILY FROM OUR NET MONETARY FOREIGN CURRENCY ASSET POSITION, IN CONJUNCTION WITH A 1.15% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR IN THIRD QUARTER 2007 COMPARED WITH A 3.26% APPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR IN THIRD QUARTER 2006; AND II) A PS.171.2 MILLION INCREASE IN INTEREST INCOME PRIMARILY IN CONNECTION WITH A HIGHER AMOUNT OF TEMPORARY INVESTMENTS IN THIRD QUARTER 2007 COMPARED WITH LAST YEAR’S THIRD QUARTER. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY I) A PS.25.6 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A HIGHER PRINCIPAL AMOUNT OF LONG-TERM DEBT IN THIRD QUARTER 2007; AND II) A PS.117.5 MILLION INCREASE IN LOSS FROM MONETARY POSITION RESULTING PRIMARILY FROM A HIGHER AVERAGE OF NET MONETARY ASSET POSITION IN THIRD QUARTER 2007 COMPARED WITH THIRD QUARTER 2006.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, INCREASED BY PS.6.6 MILLION, OR 4.6%, TO PS.149 MILLION IN THIRD QUARTER 2007 COMPARED WITH PS.142.4 MILLION IN THIRD QUARTER 2006. THIS INCREASE REFLECTED PRIMARILY A REDUCTION OF EQUITY IN INCOME OF OCEN, A LIVE-ENTERTAINMENT VENTURE IN MEXICO, AND EMI TELEVISA MUSIC, A MUSIC JOINT-VENTURE IN THE UNITED STATES. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A REDUCTION OF EQUITY IN LOSS OF LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN.

INCOME TAXES

INCOME TAXES INCREASED BY PS.1,040.1 MILLION, TO AN INCOME TAX PROVISION OF PS.973.2 MILLION IN THIRD QUARTER 2007 FROM AN INCOME TAX BENEFIT OF PS.66.9 MILLION IN THIRD QUARTER 2006 THAT RESULTED FROM A NON-RECURRING TAX DEDUCTION.

MINORITY INTEREST NET INCOME

MINORITY INTEREST NET INCOME INCREASED BY PS.17.1 MILLION, OR 7.2%, TO PS.256 MILLION IN THIRD QUARTER 2007, FROM PS.238.9 MILLION IN THIRD QUARTER 2006. THIS INCREASE PRIMARILY REFLECTED THE PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY MINORITY EQUITY OWNERS IN OUR SKY MEXICO BUSINESS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN THIRD QUARTER 2007, WE INVESTED APPROXIMATELY US$88.5 MILLION AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$19.7 MILLION FOR OUR CABLE TELEVISION SEGMENT, US$31 MILLION FOR OUR SKY MEXICO SEGMENT, US$10.7 MILLION FOR OUR GAMING BUSINESS, AND US$27.1 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES. WE ALSO MADE ADDITIONAL EQUITY INVESTMENTS RELATED TO OUR 40% INTEREST IN LA SEXTA IN THE AGGREGATE AMOUNT OF €5.2 MILLION.

IN THIRD QUARTER 2007, WE ACQUIRED EDITORIAL ATLÁNTIDA, S.A., A LEADING MAGAZINE PUBLISHING COMPANY IN ARGENTINA, FOR AN AGGREGATE AMOUNT OF APPROXIMATELY US$78.5 MILLION. IN ADDITION, CABLESTAR, S.A. DE C.V., A 70% OWNED-SUBSIDIARY OF EMPRESAS CABLEVISIÓN, S.A.B. (BMV: CABLE), IN WHICH TELEVISA OWNS A 51% EQUITY STAKE, SIGNED AN AGREEMENT TO ACQUIRE THE MAJORITY OF THE ASSETS OF BESTEL, A PRIVATELY HELD, FACILITIES-BASED TELECOMMUNICATIONS COMPANY IN MEXICO, FOR US$256 MILLION IN CASH PLUS AN ADDITIONAL CAPITAL CONTRIBUTION OF US$69 MILLION, FOR A TOTAL CASH AMOUNT OF US$325 MILLION. THE TRANSACTION IS SUBJECT TO CERTAIN CONDITIONS, INCLUDING THE APPROVAL OF REGULATORY AUTHORITIES IN MEXICO.

DEBT AND SATELLITE TRANSPONDER LEASE OBLIGATION

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.22,431.3 MILLION AND PS.19,777.6 MILLION AS OF SEPTEMBER 30, 2007 AND 2006, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.487.2 MILLION AND PS.1,128.6 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,156.1 MILLION AND PS.1,293.6 MILLION AS OF SEPTEMBER 30, 2007 AND 2006, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.95.0 MILLION AND PS. 88.3 MILLION, RESPECTIVELY.

AS OF SEPTEMBER 30, 2007, OUR CONSOLIDATED NET CASH POSITION (CASH AND TEMPORARY INVESTMENTS LESS TOTAL DEBT) WAS OF PS.4,815 MILLION, COMPARED WITH A CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND TEMPORARY INVESTMENTS) OF PS.1,721.5 MILLION, AS OF SEPTEMBER 30, 2006. TEMPORARY INVESTMENTS INCLUDE PS.2,912.2 MILLION AND PS.1,087 MILLION OF LONG-TERM TEMPORARY INVESTMENTS IN 2007 AND 2006, RESPECTIVELY.

REGISTRATION OF 8.49% SENIOR NOTES DUE 2037

IN SEPTEMBER 2007, WE CONCLUDED THE EXCHANGE OF UNREGISTERED 8.49% SENIOR NOTES DUE 2037 FOR REGISTERED 8.49% SENIOR NOTES DUE 2037. AS A RESULT, APPROXIMATELY 99.3% OF THE SENIOR NOTES ISSUED IN SECOND QUARTER 2007 FOR AN AGGREGATE PRINCIPAL AMOUNT OF PS.4,500 MILLION, WERE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SHARE BUYBACK PROGRAM

DURING THIRD QUARTER 2007, WE REPURCHASED APPROXIMATELY 13 MILLION CPOS IN THE AGGREGATE NOMINAL AMOUNT OF APPROXIMATELY PS.728.1 MILLION.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES IN THIRD QUARTER 2007. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 69.3%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69.7%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.3%.

OUTLOOK FOR 2007

WE EXPECT TELEVISION BROADCASTING SALES TO DECREASE BY APPROXIMATELY 3% DURING THE YEAR AND WE EXPECT OUR FULL-YEAR OPERATING SEGMENT INCOME MARGIN TO BE CLOSE TO 50%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE FILM PRODUCTION AND DISTRIBUTION, GAMING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
 OF SEPTEMBER 30, 2007, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELLY, THE "GROUP"), AS OF SEPTEMBER 30, 2007 AND 2006, AND FOR THE NINE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2006, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF SEPTEMBER 30, CONSISTED OF:

	2007		2006
BUILDINGS	Ps.	8,692,929	Ps.	8,515,365
BUILDING IMPROVEMENTS		1,681,717		1,665,786
TECHNICAL EQUIPMENT		21,902,335		20,459,687
SATELLITE TRANSPONDERS		1,772,094		1,825,987
FURNITURE AND FIXTURES		640,788		546,957
TRANSPORTATION EQUIPMENT		1,298,160		1,305,229
COMPUTER EQUIPMENT		1,707,736		1,607,440
		37,695,759		35,926,451
ACCUMULATED DEPRECIATION		(21,699,245)		(19,691,959)
		15,996,514		16,234,492
LAND		4,067,169		4,057,539
CONSTRUCTION AND PROJECTS IN PROGRESS		1,469,407		912,048
	Ps.	21,533,090	Ps.	21,204,079

DEPRECIATION CHARGED TO INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006, WAS PS.2,017,580 AND PS.1,778,477, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

AS OF SEPTEMBER 30, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2007			2006
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.000% SENIOR NOTES DUE 2011 (A) (B)	U.S.$ 71,951	Ps.	786,259	U.S.$ 71,951	Ps.	819,680
6.625% SENIOR NOTES DUE 2025 (A) (B)	600,000		6,556,620	600,000		6,835,326
8.500% SENIOR NOTES DUE 2032 (A)	300,000		3,278,310	300,000		3,417,663
8.49% SENIOR NOTES DUE 2037 (C)	-		4,500,000	-		-
9.375% SENIOR NOTES DUE 2013 (D)	11,251		122,947	11,251		128,174
	U.S.$ 983,202		15,244,136	U.S.$ 983,202		11,200,843
8.15% UDI-DENOMINATED NOTES DUE 2007 (B)			-			998,739
		Ps.	15,244,136		Ps.	12,199,582

(A) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON SENIOR NOTES DUE 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 8.179% AND 8.553%, RESPECTIVELY. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)  IN MARCH AND MAY 2005, THE COMPANY ISSUED SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION AND U.S.$200 MILLION, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP’S TENDER OFFERS MADE AND EXPIRED IN MARCH  2005 FOR ANY OR ALL OF THE SENIOR NOTES DUE 2011 AND THE MEXICAN PESOS EQUIVALENT OF UDI-DENOMINATED NOTES DUE 2007, AND PREPAID PRINCIPAL AMOUNT OF THESE SECURITIES IN THE AMOUNT OF APPROXIMATELY U.S.$222.0 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY, REPRESENTING APPROXIMATELY 74% AND 76% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION ISSUANCE WERE USED FOR CORPORATE PURPOSES, INCLUDING THE PREPAYMENT OF SOME OF THE GROUP’S OUTSTANDING INDEBTEDNESS.

(C) IN MAY 2007, THE COMPANY ISSUED PS.4,500,000 AGGREGATE PRINCIPAL AMOUNT OF 8.49% SENIOR NOTES DUE 2037. IN CONNECTION WITH AND AHEAD THIS ISSUANCE, THE COMPANY ENTERED INTO A DERIVATIVE TRANSACTION TO HEDGE AGAINST INTEREST RATE INCREASES, RESULTING IN A GAIN OF APPROXIMATELY PS.45,843, WHICH WAS RECOGNIZED BY THE COMPANY AS A REDUCTION OF INTEREST EXPENSE IN SECOND QUARTER 2007. THE COMPANY USED THE NET PROCEEDS FROM THIS ISSUANCE TO REPLENISH ITS CASH POSITION FOLLOWING THE PAYMENT, WITH CASH ON HAND, OF APPROXIMATELY PS.992,900 OF ITS OUTSTANDING 8.15% UDI-DENOMINATED NOTES THAT MATURED IN APRIL 2007 AND FOR THE REPURCHASE OF ITS SHARES. THE COMPANY INTENDS TO USE THE REMAINING NET PROCEEDS FROM THIS ISSUANCE FOR GENERAL CORPORATE PURPOSES, INCLUDING THE REPAYMENT OF OTHER OUTSTANDING INDEBTEDNESS AND THE CONTINUED REPURCHASE OF ITS SHARES, SUBJECT TO MARKET CONDITIONS AND OTHER FACTORS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES IS 8.93% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN GOVERNMENT BONDS. ALSO, THESE SENIOR NOTES WILL BE REDEEMABLE AT THE OPTION OF THE COMPANY IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES. THE AGREEMENT OF THESE SENIOR NOTES CONTAIN CERTAIN COVENANTS SIMILAR TO THOSE APPLICABLE TO THE COMPANY’S OUTSTANDING SENIOR NOTES DUE 2011, 2025 AND 2032. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(D) THESE SENIOR NOTES ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF SKY MEXICO. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.8580%, AND IS PAYABLE SEMI-ANNUALLY. SKY MEXICO MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011,  PLUS ACCRUED AND UNPAID INTEREST, IF ANY. IN APRIL 2006, SKY MEXICO CONCLUDED AN OFFER TO PURCHASE ALL OF THESE SENIOR NOTES WITH THE TENDER OF 96.25% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SENIOR NOTES IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$324.3 MILLION. THIS TRANSACTION TOGETHER WITH RELATED FEES AND EXPENSES WERE FINANCED WITH TWO 10-YEAR BANK LOANS ENTERED INTO BY SKY MEXICO AND GUARANTEED BY THE COMPANY IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500,000, AND THE REMAINING WITH CASH ON HAND. ANNUAL INTEREST ON THIS  MEXICAN PESO INDEBTEDNESS IS AT THE WEIGHTED AVERAGE OF 8.836% FOR THE FIRST THREE YEARS, AND FLUCTUATES BETWEEN 8.74% AND THE MEXICAN INTERBANK RATE PLUS 24 BASIS POINTS FOR THE LAST SEVEN YEARS, AND IS PAYABLE ON A MONTHLY BASIS.

IN CONNECTION WITH ITS FORMER INVESTMENT IN SHARES OF UNIVISION COMMUNICATIONS INC. (“UNIVISION”), THE GROUP DESIGNATED AS AN EFFECTIVE HEDGE OF FOREIGN EXCHANGE EXPOSURE A PORTION OF THE U.S. DOLLAR PRINCIPAL AMOUNT WITH RESPECT TO ITS OUTSTANDING  SENIOR NOTES DUE 2011, 2025 AND 2032, WHICH AMOUNTED TO U.S.$771.9 MILLION AND U.S.$971.9 MILLION AS OF SEPTEMBER 30 AND DECEMBER 31, 2006, RESPECTIVELY. AS LONG AS THE GROUP MAINTAINED ITS NET INVESTMENT IN SHARES OF UNIVISION, A HEDGE OF THE DESIGNATED PRINCIPAL AMOUNTS OF THE GROUP’S DEBT WAS EFFECTIVE, AND ANY FOREIGN EXCHANGE GAIN OR LOSS  WAS CREDITED OR CHARGED DIRECTLY TO ACCUMULATED OTHER COMPREHENSIVE RESULT IN MAJORITY STOCKHOLDERS’ EQUITY.  ON MARCH 29, 2007, THE GROUP CASHED OUT ITS INVESTMENT IN SHARES OF UNIVISION AND THE HEDGE OF THE DESIGNATED PRINCIPAL AMOUNT OF ITS SENIOR NOTES WAS DISCONTINUED ON THAT DATE. THEREFORE, FROM THAT DATE, THE GROUP IS EXPOSED TO FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THE AFOREMENTIONED U.S. DOLLAR DENOMINATED DEBT, WHICH IS RECORDED AS INTEGRAL RESULT OF FINANCING IN THE GROUP’S CONSOLIDATED STATEMENT OF INCOME (SEE NOTES 7 AND 13).

4.        CONTINGENCIES:

           IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

THERE ARE OTHER VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.        STOCKHOLDERS' EQUITY:

THE MAJORITY STOCKHOLDERS' EQUITY AS OF SEPTEMBER 30, IS ANALYZED AS FOLLOWS:

	2007		2006
	NOMINAL PESOS	RESTATED PESOS	NOMINAL PESOS	RESTATED PESOS
CAPITAL STOCK ISSUED	Ps. 2,427,353	Ps. 10,114,248	Ps. 2,483,923	Ps.10,349,961
ADDITIONAL PAID-IN CAPITAL	3,841,792	4,480,031	3,841,792	4,480,031
LEGAL RESERVE	1,197,574	2,103,535	1,197,574	2,103,535
RESERVE FOR REPURCHASE OF SHARES	451,293	1,222,340	1,682,757	4,557,790
UNAPPROPRIATED EARNINGS	11,599,406	21,355,091	7,585,874	17,181,477
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES	3,318,359	4,026,272	1,555,975	2,198,754
CUMULATIVE EFFECT OF DEFERRED TAXES	(2,197,681)	(3,176,287)	(2,197,681)	(3,176,287)
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET	—	(3,912,372)	—	(3,611,993)
NET INCOME FOR THE PERIOD	—	5,169,551	—	6,382,722
SHARES REPURCHASED	(6,443,957)	(7,146,992)	(6,172,135)	(7,479,461)
TOTAL MAJORITY STOCKHOLDERS’ EQUITY		Ps. 34,235,417		Ps.32,986,529

IN APRIL 2007, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE NOMINAL AMOUNT OF UP TO PS.4,400,924, WHICH CONSISTED OF NOMINAL PS.1.45 PER CPO AND NOMINAL PS.0.01239316239 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2007 IN THE AGGREGATE AMOUNT OF PS.4,439,199 (NOMINAL PS.4,384,719); AND (II) THE CANCELLATION OF APPROXIMATELY 8,275.8 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 70.7 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN  2006 AND 2007.

AS OF SEPTEMBER 30, 2007, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	121,709,686,425	9,262,084,435	112,447,601,990
SERIES “B” SHARES	57,606,311,976	5,218,182,777	52,388,129,199
SERIES “D” SHARES	87,896,540,865	4,551,848,089	83,344,692,776
SERIES “L” SHARES	87,896,540,865	4,551,848,089	83,344,692,776
	355,109,080,131	23,583,963,390	331,525,116,741

     THE COMPANY’S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF SEPTEMBER 30, 2007, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS’ EQUITY, AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	4,327,537,500	-	4,327,537,500	PS. (2,231,385)
OWNED BY A COMPANY’S SUBSIDIARY
(2)	3,068,886,249	537,563,559	3,606,449,808	(965,445)
ACQUIRED BY A COMPANY’S TRUST (3)	7,819,753,968	7,830,222,114	15,649,976,082	(3,718,347)
ADVANCES FOR ACQUISITION OF SHARES
(4)	-	-	-	(231,815)
	15,216,177,717	8,367,785,673	23,583,963,390	PS. (7,146,992)

(1)
DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2007, THE COMPANY REPURCHASED 6,319,673,100 SHARES IN THE FORM OF 54,014,300 CPOS, IN THE AMOUNT OF PS.3,313,244 (PS.3,271,436 NOMINAL). IN APRIL OF 2007, THE COMPANY CANCELLED 8,275,819,500 SHARES IN THE FORM OF 70,733,500 CPOS, IN THE AMOUNT OF PS.3,571,163 (PS.3,352,277 NOMINAL).

(2)
DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2007, THE COMPANY’S SUBSIDIARY REPURCHASED 852,146,100 SHARES IN THE FORM OF 7,283,300 CPOS, IN THE AMOUNT OF PS.457,178 (PS.451,028 NOMINAL) IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN. ALSO, IN MARCH AND JULY 2007 THE GROUP RELEASED 78,764,400 SHARES AND 835,886,025 SHARES, RESPECTIVELY, IN THE FORM OF 673,200 AND 7,144,325 CPOS, RESPECTIVELY, IN THE AMOUNT OF APPROXIMATELY PS.6,109 AND PS.115,110, RESPECTIVELY, IN CONNECTION WITH THIS PLAN.

(3)	IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN.
(4)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN MAJORITY STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.101,735 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS A CORPORATE EXPENSE (SEE NOTE 11).

6.        RESERVE FOR REPURCHASE OF SHARES:

AS OF SEPTEMBER 30, 2007, THE COMPANY MAINTAINED A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,648,642. THIS RESERVE WAS USED IN 1999, 2000, 2003, 2006 AND 2007, IN THE AMOUNT OF PS.314,486, PS.703,001, PS.521,660, PS.1,551,707 AND PS.3,335,448, RESPECTIVELY, IN CONNECTION WITH THE CANCELLATION OF SHARES REPURCHASED BY THE COMPANY.

IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.        INTEGRAL RESULT OF FINANCING:

INTEGRAL FINANCING EXPENSE FOR THE NINE MONTHS ENDED SEPTEMBER 30, CONSISTED OF:

	2007	2006
INTEREST EXPENSE (1)	Ps. 1,453,787	Ps. 1,510,050
INTEREST INCOME	(1,294,914)	(887,146)
FOREIGN EXCHANGE GAIN, NET (2)	(227,739)	(15,362)
LOSS FROM MONETARY POSITION, NET (3)	166,468	105,824
	Ps. 97,602	Ps. 713,366

(1)	INCLUDES RESTATEMENT OF UDI-DENOMINATED DEBT SECURITIES OF PS.12,839 AND PS.22,180 IN THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006, RESPECTIVELY.
(2)
NET OF FOREIGN EXCHANGE GAIN IN 2007 INCLUDES A NET GAIN FROM FOREIGN CURRENCY OPTION CONTRACTS OF PS.21,745 AND NET FOREIGN EXCHANGE GAIN IN 2006 INCLUDES A NET GAIN FOREIGN CURRENCY DERIVATIVE CONTRACT OF PS.24,625. A FOREIGN EXCHANGE  LOSS INCURRED IN 2007 AND 2006, IN THE AMOUNT OF PS.208,368 AND PS.283,403, RESPECTIVELY, WAS HEDGED BY THE GROUP AND RECOGNIZED IN STOCKHOLDERS’ EQUITY AS OTHER COMPREHENSIVE RESULTS (SEE NOTE 3).

(3)
THE LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2007 AND 2006 OF PS.79,677 AND PS.73,682, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.        DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF SEPTEMBER 30, WAS DERIVED FROM:

	2007	2006
ASSETS:
ACCRUED LIABILITIES	Ps. 661,842	Ps. 831,053
GOODWILL	782,739	831,693
TAX LOSS CARRYFORWARDS	1,304,026	1,292,365
ALLOWANCE FOR DOUBTFUL ACCOUNTS	277,995	371,597
CUSTOMER ADVANCES	1,089,444	1,398,964
OTHER ITEMS	191,970	198,832
	4,308,016	4,924,504
LIABILITIES:
INVENTORIES	(541,841)	(291,116)
PROPERTY, PLANT AND EQUIPMENT, NET	(946,649)	(1,271,604)
OTHER ITEMS	(1,120,258)	(2,923,860)
INNOVA	(895,494)	(1,140,240)
	(3,504,242)	(5,626,820)
DEFERRED-INCOME TAXES OF MEXICAN COMPANIES	803,774	(702,316)
DEFERRED TAX OF FOREIGN SUBSIDIARIES	(116,027)	(66,710)
ASSETS TAX	1,410,840	1,436,723
VALUATION ALLOWANCE	(3,323,608)	(2,652,436)
DEFERRED INCOME TAX LIABILITY	(1,225,021)	(1,984,739)
EFFECT ON CHANGE OF INCOME TAX RATES	-	33,783
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS	Ps. (1,225,021)	Ps. (1,950,956)

9.        DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL,” WERE RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006.

10.        QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED SEPTEMBER 30, 2007, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)			RESTATED NET RESULT
QUARTER	ACCUMULATED	QUARTER	INDEX AT END OF PERIOD	ACCUMULATED	QUARTER
4°/06	Ps. 8,586,188	Ps. 2,341,450	121.015	Ps. 8,775,908	Ps. 2,393,186
1°/07	733,627	733,627	122.244	742,298	742,298
2°/07	2,760,972	2,030,484	121.721	2,805,612	2,063,314
3°/07	5,169,551	2,363,939	123.689	5,169,551	2,363,939

(1)	AS REPORTED IN EACH QUARTER.

11.  INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006, ARE AS FOLLOWS:

	TOTAL REVENUES	INTERSEGMENT REVENUES	CONSOLIDATED REVENUES	SEGMENT PROFIT (LOSS)
SEPTEMBER 2007:
TELEVISION BROADCASTING	Ps. 14,240,802	Ps. 337,531	Ps. 13,903,271	Ps. 6,857,142
PAY TELEVISION NETWORKS	1,317,072	379,053	938,019	809,491
PROGRAMMING EXPORTS	1,706,322	-	1,706,322	810,056
PUBLISHING	2,215,012	11,513	2,203,499	367,224
PUBLISHING DISTRIBUTION	344,874	9,723	335,151	29,122
SKY MEXICO	6,129,770	41,234	6,088,536	2,973,614
CABLE TELEVISION	1,759,432	2,547	1,756,885	654,291
OTHER BUSINESSES	1,846,144	59,043	1,787,101	(205,141)
SEGMENTS TOTALS	29,559,428	840,644	28,718,784	12,295,799
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(840,644)	(840,644)	-	(272,333)
DEPRECIATION AND AMORTIZATION EXPENSE	-	-	-	(2,293,492)
CONSOLIDATED TOTALS	Ps. 28,718,784	Ps. -	Ps. 28,718,784	Ps. 9,729,974	(1)

SEPTEMBER 2006:
TELEVISION BROADCASTING	Ps. 15,135,493	Ps . 403,542	Ps. 14,731,951	Ps. 7,574,614
PAY TELEVISION NETWORKS	1,001,537	211,290	790,247	503,635
PROGRAMMING EXPORTS	1,588,892	-	1,588,892	649,421
PUBLISHING	2,049,041	16,140	2,032,901	349,544
PUBLISHING DISTRIBUTION	326,069	8,945	317,124	19,206
SKY MEXICO	5,680,969	111,215	5,569,754	2,690,903
CABLE TELEVISION	1,460,684	3,511	1,457,173	601,257
OTHER BUSINESSES	1,388,348	84,515	1,303,833	(121,040)
SEGMENT TOTALS	28,631,033	839,158	27,791,875	12,267,540
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(839,158)	(839,158)	-	(291,139)
DEPRECIATION AND AMORTIZATION EXPENSE	-	-	-	(2,024,172)
CONSOLIDATED TOTALS	Ps. 27,791,875	Ps. -	Ps. 27,791,875	Ps. 9,952,229	(1)

(1)	THIS TOTAL REPRESENTS CONSOLIDATED OPERATING INCOME.

12.        INVESTMENTS:

          IN THE NINE MONTHS ENDED SEPTEMBER 30, 2007, THE GROUP MADE EQUITY INVESTMENTS IN CONNECTION WITH ITS 40% INTEREST IN LA SEXTA, IN THE AGGREGATE AMOUNT OF 48.0 MILLION EUROS (PS.708,302).

          IN THE FIRST HALF OF 2007, IN CONJUNCTION WITH THE GROUP’S 2006 ACQUSITION  OF A 50% INTEREST IN THE CAPITAL STOCK OF TELEVISIÓN INTERNACIONAL, S.A. DE C.V. (“TVI”), THE GROUP (I) PAID AN ADDITIONAL PURCHASE PRICE ADJUSTMENT IN THE AMOUNT OF PS.18,877, AND (II) CAPITALIZED ALL OF THE AMOUNTS RECEIVABLE FROM TVI IN THE AGGREGATE AMOUNT OF PS.265,019, IN CONNECTION WITH A SHORT-TERM LOAN MADE BY THE GROUP AT THE ACQUISITION DATE, OF WHICH PS.237,281 WERE RECOGNIZED AS TVI’S ADDITIONAL PAID-IN CAPITAL. ADDITIONALLY, IN THE THIRD QUARTER OF 2007, THE GROUP CONCLUDED A PURCHASE PRICE ALLOCATION IN CONNECTION WITH THIS ACQUISITION BASED ON ITS PROPORTIONATE SHARE OF TVI’S TANGIBLE AND INTANGIBLE ASSETS AND RECOGNIZED A RELATED GOODWILL IN THE AMOUNT OF PS.399,258.

13.        UNIVISION:

           ON MARCH 29, 2007, AS A RESULT OF THE CLOSING OF THE MERGER BETWEEN UNIVISION AND AN INVESTOR ACQUISITION GROUP, ALL OF THE SHARES OF UNIVISION COMMON STOCK OWNED BY THE GROUP WERE CONVERTED INTO CASH. ALSO, UNDER THE TERMS OF THE MERGER AGREEMENT, SUBSTANTIALLY ALL OF THE GROUP’S WARRANTS TO ACQUIRE SHARES OF UNIVISION COMMON STOCK WERE CANCELLED AND THE GROUP NO LONGER HOLDS ANY INTERESTS IN THE CAPITAL STOCK OF UNIVISION. THE AGGREGATE CASH AMOUNT RECEIVED BY THE GROUP IN CONNECTION WITH THE CLOSING OF THIS MERGER WAS APPROXIMATELY U.S.$1,094.4 MILLION (PS.11,959,275) AND A NON-CASH NON-RECURRING CHARGE OF PS.659,498 WAS RECOGNIZED BY THE GROUP IN CONNECTION WITH THIS DISPOSITION AS OTHER EXPENSE IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007. THIS CHARGE INCLUDED PRIMARILY A FOREIGN EXCHANGE LOSS ATTRIBUTABLE TO THE AVAILABLE-FOR-SALE INVESTMENT IN UNIVISION FROM JULY 1, 2006 THROUGH THE DATE OF DISPOSITION, AND WAS RECORDED BY THE GROUP IN THAT PERIOD AS OTHER COMPREHENSIVE RESULT IN MAJORITY STOCKHOLDERS’ EQUITY (SEE NOTE 3).

14.     ACQUISITIONS

IN AUGUST 2007, THE GROUP ACQUIRED SUBSTANTIALLY ALL OF THE OUTSTANDING SHARES OF CAPITAL STOCK OF EDITORIAL ATLÁNTIDA, S. A. (“ATLANTIDA”), A LEADING MAGAZINE PUBLISHING COMPANY IN ARGENTINA, IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$78.5 MILLION (PS.868,810), WHICH WAS PAID IN CASH. THE AGGREGATE PURCHASE PRICE EXCEEDED THE CARRYING VALUE OF THE ATLANTIDA’S NET ASSETS BY APPROXIMATELY PS.811,503 AT THE TIME OF ACQUISITION. A PURCHASE PRICE ALLOCATION IS EXPECTED TO BE COMPLETED BY THE GROUP IN THE FOURTH QUARTER OF 2007.

IN AUGUST 2007, THE GROUP SIGNED AN AGREEMENT TO ACQUIRE THE MAJORITY OF THE ASSETS OF BESTEL, A MEXICAN PRIVATELY HELD COMPANY ENGAGED IN PROVIDING DATA AND LONG-DISTANCE SERVICES SOLUTIONS TO CARRIERS AND OTHER TELECOMMUNICATIONS SERVICE PROVIDERS IN BOTH MEXICO AND THE UNITED STATES, FOR U.S.$256 MILLION IN CASH PLUS AN ADDITIONAL CAPITAL CONTRIBUTION OF U.S.$69 MILLION, FOR A TOTAL CASH AMOUNT OF U.S.$325 MILLION. THIS TRANSACTION IS SUBJECT TO CERTAIN CONDITIONS, INCLUDING THE APPROVAL OF REGULATORY AUTHORITIES IN MEXICO.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 25, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President